Exhibit 99.1

Vancouver, B.C. – August 8, 2025 – Aether Global Innovations Corp. (CSE: AETH) (OTC: AETHF) (Frankfurt: 4XA) (WKN# A2N8RH), a leader in drone management and automation, announces, further to its news release of May 16, 2025, that effective on Tuesday, August 12, 2025, the Company will consolidate its common shares (the “Common Shares”) on the basis of one (1) post consolidated Common Share to every ten (10) pre-consolidated Common Shares (the “Consolidation”). The name of the Company and trading symbol will remain the same after the Consolidation.

The new CUSIP number will be 00810E208 and the new ISIN number will be CA00810E2087 for the post-Consolidation Common Shares. The Company’s post-Consolidation Common Shares are expected to begin trading on the Canadian Securities Exchange (“CSE”) on Tuesday, August 12, 2025. The total issued and outstanding number of Common Shares post-Consolidation will be approximately 12,480,456. Letters of transmittal with respect to the Consolidation will be mailed to all registered shareholders of the Company. All registered shareholders will be required to send their respective certificates representing their pre-Consolidation Common Shares along with a properly executed letter of transmittal to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), in accordance with the instructions provided in the letter of transmittal. All shareholders who submit a duly completed letter of transmittal along with their respective pre-Consolidation Common Share certificate(s) to Computershare, will receive a post-Consolidation Common Share certificate or Direct Registration Advice representing their post-Consolidation Common Shares.

No fractional Shares will be issued upon the Consolidation. In the event a holder of Common Shares would otherwise be entitled to receive a fractional Share in connection with the Consolidation, the number of Common Shares to be received by such shareholder will be rounded down to the next whole number if that fractional Common Share is less than one half (1/2) of a Common Share, and will be rounded up to the next whole number of Common Shares if that fractional Common Share is equal to or greater than one half (1/2) of a Common Share. The exercise or conversion price, and the number of Common Shares issuable under any of the Company’s outstanding convertible securities, will be proportionately adjusted upon the effectiveness of the Consolidation.

About Aether Global Innovations Corp.

Aether Global Innovations Corp. is an innovative UAV and drone management and operations services company that focuses on three areas for critical infrastructure and large public and private facilities: (i) drone management and surveillance monitoring; (ii) automation and integration for flight planning, new innovative sensor payloads and stand-alone power sources; and (iii) drone base station infrastructure and technology for autonomous self-landing, power charging, and takeoff.

For more information, please consult the Company’s filings, available at www.sedarplus.ca, and the Company’s website, www.aethergic.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Lancaster, CEO & President
Aether Global Innovations Corp.
info@aethergic.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding the Consolidation and the expected timing and effect thereof. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.